**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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**FORM 8-K**

**CURRENT REPORT**
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

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Date of Report (Date of earliest event reported):  **April 4, 2012**

# The Savannah Bancorp, Inc.

(Exact name of registrant as specified in its charter)

| **Georgia** | **0-18560** | **58-1861820** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

**25 Bull Street, Savannah, Georgia   31401**
(Address of principal executive offices)     (Zip Code)

**(912) 629-6486**
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 5.02.** **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On April 4, 2012, Mr. J. Wiley Ellis, Chairman of the Board of Directors (the "Board") and general counsel of The Savannah Bancorp, Inc. (the "Company"), notified the Company that he will retire from the Board, effective April 26, 2012, the date of the Company's annual meeting of shareholders. Mr. Ellis has been a director of the Company and its subsidiary, The Savannah Bank, N.A. since 1989 and is currently serving as Chairman of the Board and as a member of the Company's Executive Committee. Mr. Ellis's decision to resign from the Board was not the result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**THE SAVANNAH BANCORP, INC. (REGISTRANT)**


By:  /s/ Michael W. Harden, Jr.
Michael W. Harden, Jr.
Chief Financial Officer

Date:  April 9, 2012